EXHIBIT 99.1

FOR IMMEDIATE RELEASE

COMPANY CONTACT:

Robert L. LaPenta, Jr.
Vice President –Treasurer
(609) 387-7800 ext. 1216

Burlington Coat Factory Announces First Quarter Fiscal 2011 Operating Results

•	Comparative Store Sales increased 0.5% on top of a 3.3% increase in the prior year’s quarter.
•	Total sales increased $34.4 million, or 3.8% versus the prior year’s quarter.
•	Adjusted EBITDA improved 2.8% on top of a 32.8% increase in the prior year’s quarter.
•	Substantially extended maturities of the Term Loan and Senior Notes.

BURLINGTON, NEW JERSEY, June 14, 2011 – Burlington Coat Factory Investments Holdings, Inc. and its operating subsidiaries (the “Company”), a nationwide retailer based in Burlington, New Jersey, today announced its results for the first quarter ended April 30, 2011.

The Company experienced a 0.5% increase in comparative store sales during the first quarter ended April 30, 2011, on top of a 3.3% comparative store sales increase in the prior year’s quarter.  Net sales for the first quarter ended April 30, 2011 were $929.1 million compared with $894.7 million for the comparative period ended May 1, 2010, a 3.8% increase.

Adjusted EBITDA for the three months ended April 30, 2011 increased 2.8% to $80.4 million from Adjusted EBITDA of $78.2 million for the three months ended May 1, 2010, on top of a 32.8% increase in the prior year’s quarter.  This increase was primarily driven by the 3.8% increase in net sales.

On February 24, 2011, the Company completed a series of refinancing transactions through which its Senior Notes and Senior Discount Notes, with an aggregate carrying value of $401.4 million, were repaid and replaced with $450.0 million of 10% Senior Notes due 2019.  Additionally, the Company’s Term Loan with a carrying value of $777.6 million was replaced with a new $1.0 billion Term Loan Facility through February 2017.  The Company used the net proceeds from the refinancing transactions to pay a special cash dividend of approximately $300.0 million in the aggregate to the equity holders of Burlington Coat Factory Holdings, Inc. and fees and expenses related to the transaction.  During the quarter ended April 30, 2011, the Company paid off all of its borrowings under the ABL Senior Secured Revolving Facility (“ABL Line of Credit”) through cash flows generated from operations.

  Adjusted Pre-Tax Income, (pre-tax income (loss) exclusive of the impact of the Company’s refinancing transactions), increased $3.7 million to $12.5 million primarily driven by increased margins, as a result of the increase in net sales, and lower interest expense, exclusive of the debt refinancing.  These increases were partially offset by increased selling and administrative expenses related to new and non comparable store expenses.  For the first quarter ended April 30, 2011, the Company had a pre-tax loss of $32.2 million that included a loss on the extinguishment of debt of $37.8 million, $16.4 million of which was a non-cash charge representing the write off of deferred financing fees and $6.9 million of incremental interest expense resulting from the debt refinancing.

Tom Kingsbury, the Company’s Chief Executive Officer, stated, “We are pleased with our 2.8% increase in Adjusted EBITDA, which is incremental to the very strong 32.8% increase in the prior year.  I would like to thank our store and corporate team for contributing to this result, as well as the vendor community which continues to provide us with outstanding support.”

First Quarter Fiscal 2011 Conference Call

The Company will hold a conference call for investors on Friday, June 17, 2011 at 10:00 a.m. Eastern Time to discuss the Company’s first quarter Fiscal 2011 operating results. To participate in the call, please dial 800-707-8454. This conference call will be recorded and available for replay beginning one hour after the end of the call and will be available through June 18, 2011 at 12:00 p.m. eastern time. To access the replay, please dial 800-633-8284, then the access number, 21526903.  Additionally, a replay of the call will be available for 30 days on the Company’s website (www.burlingtoncoatfactory.com).

About Burlington Coat Factory

Burlington Coat Factory is a nationally recognized retailer of high-quality, branded apparel at everyday low prices. We currently serve our customers through our 462 stores in 44 states and Puerto Rico.  For more information about Burlington Coat Factory, visit our website at www.burlingtoncoatfactory.com.

Safe Harbor for Forward-Looking and Cautionary Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. As such, final results could differ from estimates or expectations due to risks and uncertainties, including among others, competition in the retail industry, seasonality of our business, adverse weather conditions, changes in consumer preferences and consumer spending patterns, import risks, inflation, general economic conditions, our ability to implement our strategy, our substantial level of indebtedness and related debt-service obligations, restrictions imposed by covenants in our debt agreements, availability of adequate financing, our dependence on vendors for our merchandise, events affecting the delivery of merchandise to our stores, existence of adverse litigation, availability of desirable locations on suitable terms, and other risks. For any of these factors, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, as amended.

Burlington Coat Factory Investments Holdings, Inc. and Subsidiaries
Consolidated Statements of Operations
(Unaudited)
(Amounts in thousands)

	Three Months Ended
	April 30, 2011	May 1, 2010
REVENUES:
Net Sales	$929,081	$894,678
Other Revenue	7,250	7,280
Total Revenue	936,331	901,958

COSTS AND EXPENSES:
Cost of Sales (Exclusive of Depreciation and Amortization)	577,303	552,353
Selling and Administrative Expenses	288,828	278,528
Restructuring and Separation Costs	-	963
Depreciation and Amortization	36,620	36,729
Impairment Charges – Long-Lived Assets	9	185
Other Income, Net	(2,809)	(2,966)
Loss on Extinguishment of Debt	37,764	-
Interest Expense (Inclusive of Gain (Loss) on Interest Rate Cap Agreements)	30,854	27,365
Total Costs and Expenses	968,569	893,157

Pre-Tax (Loss) Income	(32,238)	8,801

Income Tax (Benefit) Expense	(11,181)	3,588

Net (Loss) Income	$(21,057)	$5,213

EBITDA, Adjusted EBITDA and Adjusted Pre-Tax Income, Exclusive of the Impact of the Company’s Debt Refinancing

The following tables calculate the Company’s EBITDA (earnings from operations before interest, taxes and depreciation and amortization), Adjusted EBITDA and Adjusted Pre-Tax Income, all of which are considered Non-GAAP financial measures. Generally, a Non-GAAP financial measure is a numerical measure of a company’s performance, financial position or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. Adjusted EBITDA, as defined in the credit agreement governing our New Term Loan Facility, starts with consolidated net (loss) income for the period and adds back (i) depreciation, amortization, impairments and other non-cash charges that were deducted in arriving at consolidated net (loss) income, (ii) the (benefit) provision for taxes, (iii) interest expense, (iv) advisory fees, and (v) unusual, non-recurring or extraordinary expenses, losses or charges as reasonably approved by the administrative agent for such period.  Adjusted EBITDA is used to calculate the consolidated leverage ratio under the Company’s New Term Loan Facility.  We present Adjusted EBITDA because we believe it is a useful supplemental measure in evaluating the performance of our business and provides greater transparency into our results of operations.

Adjusted Pre-Tax Income is a non-GAAP financial measure of our financial performance.  It is defined as Pre-Tax (Loss) Income on a GAAP basis, adjusted for our Loss on Extinguishment of Debt and the incremental interest expense incurred as a result of the new debt instruments.  Adjusted Pre-Tax Income provides management, including our chief operating decision maker, with helpful information with respect to our operations and financial performance.  Adjusted Pre-Tax Income has limitations as an analytical tool, and should not be considered either in isolation or as a substitute for Pre Tax (Loss) Income, or other data prepared in accordance with GAAP.

The Company believes that EBITDA, Adjusted EBITDA and Adjusted Pre-Tax Income provide investors helpful information with respect to our operations and financial condition. The Company has provided this additional information to assist the reader in understanding our ability to meet our future debt service, fund our capital expenditures and working capital requirements and to comply with various covenants in each indenture governing our outstanding senior notes, as well as various covenants related to our senior secured credit facilities which are material to our financial condition and financial statements.  Other companies in our industry may calculate these non-GAAP measures differently such that our calculation may not be directly comparable.  The adjustments to these metrics are not in accordance with regulations adopted by the SEC that apply to periodic reports presented under the Exchange Act. Accordingly, EBITDA, Adjusted EBITDA and Adjusted Pre-Tax Income may be presented differently in filings made with the SEC than as presented in this report or not presented at all.

EBITDA and Adjusted EBITDA are calculated as follows (amounts in thousands):

	Three Months Ended
	April 30, 2011	May 1, 2010
Net (Loss) Income	$(21,057)	$5,213
Interest Expense	30,854	27,365
Income Tax (Benefit) Expense	(11,181)	3,588
Depreciation and Amortization	36,620	36,729
EBITDA	$35,236	$72,895

Impairment Charges – Long-Lived Assets	9	185
Interest Income	-	(85)
Non Cash Straight-Line Rent Expense (a)	2,510	1,905
Advisory Fees (b)	1,116	1,062
Stock Compensation Expense ( c)	705	233
Amortization of Purchased Lease Rights (d)	218	210
Franchise Taxes (e)	632	301
Insurance Reserve (f)	1,176	393
Advertising Expense Related to Barter (g)	1,278	406
Loss on Disposal of Fixed Assets (h)	249	212
Change in Fiscal Year End Costs (i)	-	515
Refinancing Fees (j)	(528)	-
Loss on Extinguishment of Debt (k)	37,764	-
Other Non-Cash Charges (l)	35	-
Adjusted EBITDA	$80,400	$78,232

Adjusted Pre-Tax Income, Exclusive of the Impact of the Company’s Debt Refinancing, is calculated as follows:

	Three Months Ended
	April 30, 2011	May 1, 2010
Pre-Tax (Loss) Income	$(32,238)	$8,801
Loss on Extinguishment of Debt	37,764	-
Incremental Interest Expense (m)	6,947	-
Adjusted Pre-Tax Income	$12,473	$8,801

During Fiscal 2011, with approval from the administrative agents for the New Term Loan Facility and the ABL Line of Credit, we changed the components comprising Adjusted EBITDA such that specific charges associated with our debt refinancing transaction were added back to consolidated net (loss) income when calculating Adjusted EBITDA.  These changes, summarized in footnote (k) below, resulted in approximately $37.8 million in incremental Adjusted EBITDA for the first quarter of Fiscal 2011 and had no impact on the prior periods presented.  We believe that these add-backs provide a more accurate comparison to the comparative periods’ performance.

(a)
Represents the difference between the actual base rent and rent expense calculated in accordance with GAAP (on a straight line basis), in accordance with the credit agreements governing the New Term Loan Facility and ABL Line of Credit.

(b)	Represents the annual advisory fee of Bain Capital expensed during the fiscal periods, in accordance with the credit agreements governing the New Term Loan Facility and ABL Line of Credit.
(c)
Represents expenses recorded under ASC Topic No. 718 “Stock Compensation” during the fiscal periods, in accordance with the credit agreements governing the New Term Loan Facility and ABL Line of Credit.

(d)
Represents amortization of purchased lease rights which are recorded in rent expense within our selling and administrative line items, in accordance with the credit agreements governing the New Term Loan Facility and ABL Line of Credit.

(e)	Represents franchise taxes paid based on our equity, as approved by the administrative agents for the New Term Loan Facility and ABL Line of Credit.
(f)
Represents the non-cash change in reserves based on estimated general liability, workers compensation and health insurance claims as approved by the administrative agents for the New Term Loan Facility and ABL Line of Credit.  Based on the timing of payments, we expect $1.1 million of this amount to reverse in the second quarter of Fiscal 2011.

(g)
Represents non-cash advertising expense based on the usage of barter advertising credits obtained as part of a non-cash exchange of inventory, as approved by the administrative agents for the New Term Loan Facility and ABL Line of Credit.

(h)
Represents the gross non-cash loss recorded on the disposal of certain assets in the ordinary course of business, in accordance with the credit agreements governing the New Term Loan Facility and ABL Line of Credit.

(i)
Represents costs incurred in conjunction with changing our fiscal year end from the Saturday closest to May 31 to the Saturday closest to January 31 commencing with the transition period ended January 30, 2010.  This change was approved by the administrative agents for the New Term Loan Facility and ABL Line of Credit.

(j)	Represents refinancing fees that reduce Adjusted EBITDA per the administrative agents for the New Term Loan Facility and the ABL Line of Credit.
(k)
Represents charges incurred in accordance with ASC Topic No. 470, “Debt – Modifications and Extinguishments,” whereby we incurred a loss on the extinguishment of the old debt instruments as approved by the administrative agents for the New Term Loan Facility and the ABL Line of Credit.

(l)	Represents other non-cash charges in accordance with the credit agreements governing the New Term Loan Facility and ABL Line of Credit.
(m)	Represents the summation of incremental interest incurred as a result of the Company’s debt refinancing transactions completed in February 2011.